Ex99.94

MANAGEMENT’S DISCUSSION AND ANALYSIS
Three months ended March 31, 2021

Background

This Management’s Discussion and Analysis (“MD&A”) has been prepared based on information available to DeFi Technologies Inc. (“we”, “our”, “us”, “DeFi” or the “Company”) containing information through May 14, 2021, unless otherwise noted. The MD&A provides a detailed analysis of the Company’s operations and compares its financial results for the three months ended March 31, 2021 and 2020.  The financial statements and related notes of DeFi have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  Please refer to the notes of the December 31, 2020 annual audited consolidated financial statements for disclosure of the Company’s significant accounting policies. The Company’s presentation currency is the Canadian dollar. Unless otherwise noted, all references to currency in this MD&A refer to Canadian dollars.

Additional information, including our press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and is available online under the Company’s SEDAR profile at www.sedar.com.

Cautionary Statement Regarding Forward Looking Information

Except for statements of historical fact relating to DeFi certain information contained herein constitutes forward-looking information under Canadian securities legislation.  The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “goal”, “predict”, “potential”, “should”, “believe”, “intend” or the negative of these terms and similar expressions are intended to identify forward-looking information and statements. The information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information and statements. Such statements reflect the Company’s current views with respect to certain events, and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance, or achievements to vary from those described in this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, estimated, or expected.  With respect to the forward-looking statements contained herein, although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements, because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the Company’s lack of operating history as an investment company; the volatility of the market price of the common shares of the Company; risks relating to the trading price of the common shares of the Company relative to net asset value; risks relating to available investment opportunities and competition for investments; the volatility of the share prices of investments in public companies; the dependence on management, directors and the investment committee; risks relating to additional funding requirements; potential conflicts of interest and potential transaction and legal risks, conflict of interests and litigation risks, as more particularly described under the heading “Risk Factors” in this MD&A and in the Company’s Annual Information Form (“AIF”) filed with Canadian securities regulators. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Overview of the Company

The Company is a publicly listed issuer on the NEO Exchange trading under the symbol “DEFI”. The Company aims to maximize shareholder value by being one of the first publicly-traded companies to give public market investors access to the DeFi sector. The Company does so through four distinct business lines: DeFi ETNs, DeFi Governance, DeFi Venture and DeFi Treasury. As the barriers to accessing and securely participating in the DeFi sector remain high, the goal of the Company is to provide shareholders with a regulated entity for diversified exposure to the emerging space whilst obfuscating from investors the inherent complexities that go within managing such exposure.

The Company’s consolidated financial statements have been prepared in accordance with IFRS applicable to a going concern.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

Investment Pillars

DeFi generates revenue through four core pillars:

DeFi ETNs

The Company, through its 100% ownership of Valour Structured Products, Inc. (“Valour”), is developing Exchange Traded Notes (“ETNs”) that synthetically track the value of a single DeFi protocol or a basket of protocols. ETNs simplify the ability for retail and institutional investors to gain exposure to DeFi protocols or basket of protocols as it removes the need to manage a wallet, two-factor authentication, various logins, and other intricacies that are linked to managing a decentralized finance protocol portfolio.

DeFi Governance

The Company is also developing governance services and product within the DeFi ecosystem. The Company will use its expertise in DeFi to offer management of a node of decentralized protocols to create consensus within a network.

DeFi Venture

The Company, whether by itself or through its subsidiaries, invests in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets.

DeFi Treasury

Within DeFi Treasury, the Company is developing a product that can offer treasury services to corporates, treasury departments, venture-backed companies and more. In a negative yield environment, such clients face increased pressure to obtain yield on cash that sits on their balance sheets. The Company believes that decentralized finance presents a viable solution as stablecoins have provided yields of approximately 3-6% (depending on the market rates) and with minimized asset volatility risk.

Fiscal 2021 Performance Highlights

During the three months ended March 31, 2021, the Company unrealized gain on digital assets was $2,592,037 compared to $nil in 2020. The Company realized (loss) on investments of $1,925,113 compared to $(202,103) in 2020. During the three months ended March 31, 2021, the Company realized loss from the disposal of holdings in Sulliden Mining Capital Inc. (“SMC”).  The Company’s unrealized gain on investments for the three ended March 31, 2021 was $2,594,199 compared to $6,495 in 2020. The unrealized gain for the three months ended March 31, 2021 consisted of gain on the Company’s investments holdings on Luxor Technology Corporation (“LTC”), Silo Wellness Inc. (“SILO”) and the reversal of SMC’s prior year loss, offset by unrealized loss on the Company’s investments holdings in Brazil Potash Corp. (“BPC”), Flora Growth Corp. (“FGC”), Medivolve Inc. (“MEDV”), Skolem Technologies Ltd. (“STL”) and VolMEX Labs Corporation (“VLC”). The Company’s net (loss) income and comprehensive (loss) for three ended March 31, 2021 was $(6,852,296) ($0.04 per basic common share) compared to $(330,952) ($(0.01) per basic common share) in 2020.  The (loss) for the three months ended March 31, 2021 was primarily due to overall operating, general and administration costs, depreciation charge on intangibles, offset by unrealized gains.  For more details, see the Financial Results section in this MD&A.

Investments, At Fair Value, Through Profit and Loss, As At March 31, 2021

At March 31, 2021, the Company’s investment portfolio consisted of four publicly traded investments and six private investments for a total estimated fair value of $19,339,541 (December 31, 2020 – three publicly traded investment and three private investments at a total estimated fair value of $3,585,983)

Public investments

At March 31, 2021, the Company’s four publicly-traded investments had a total estimated fair value of $14,666,791.

At December 31, 2020, the Company’s three publicly-traded investments had a total estimated fair value of $665,740.

Private Investments

At March 31, 2021, the Company’s six private investments had a total fair value of $4,672,750.

At December 31, 2020, the Company’s three private investments had a total fair value of $2,920,243.

During the three months ended March 31, 2021, the Company acquired $15.7 million of public and private investments and $68.8 million in digital assets through its acquisition of Valour. The Company also invested $0.04 million in private investment and disposed of investments for proceeds of approximately $0.7 million.  See details below.
3iQ Corp (“3iQ”)

The Company acquired 187,007 shares of 3iQ through its acquisition of Valour.  3iQ is a leading bitcoin and digital asset fund manager. As at March 31, 2021, the holding of 3iQ was valued at $1,122,042 and the investment represented 0.6% of the total assets of the Company. A 10% decline in the fair market value of 3iQ would result in an estimated increase in loss to DeFi of $112,204.

Abaxx Technologies Inc. (“Abaxx”) (NEO:ABXX)
The Company acquired 104,200 shares of Abaxx through its acquisition of Valour.  Abaxx is a financial technology business developing software tools which enable commodity traders and financial professionals to communicate. As at March 31, 2021, the holding of Abaxx was valued at $415,758 and the investment represented 0.2% of the total assets of the Company. A 10% decline in the fair market value of Abaxx would result in an estimated increase in loss to DeFi of $41,576. Please refer to Abaxx’s SEDAR profile for additional information on this company.

Brazil Potash Corp. (“BPC’)
BPC is a Canadian private company which engaged in the extraction and processing of potash ore, an essential input for agriculture in Brazil.  During Q3, 2020, the Company acquired 404,200 common shares of BPC through the sale of its royalty interest. These shares were valued at US$3.75 per share for a total consideration of US$1,515,750 ($1,906,056).  As at March 31, 2021, the holding of BPC has an unrealized loss of $23,797 and the investment represented 1% of the total assets of the Company. A 10% decline in the fair market value of BPC would result in an estimated increase in loss to DeFi of $190,606.

DeFi Tecnologies Inc. (“DEFI”)
The Company acquired 4 million shares and 4 million warrants of DEFI through the acquisition of Valour.  As at March 31, 2021, the holding of DEFI was valued at $14,118,027 and the investment represented 7.3% of the total assets of the Company. A 10% decline in the fair market value of DEFI would result in an estimated increase in loss to DeFi of $1,411,803.

Flora Growth Corp. (“FGC’’)
FGC is a vertically integrated cannabis company focused on becoming the largest producer of low-cost naturally grown medicinal-grade cannabis oils and extracts in the world. During Q3, 2020, the Company acquired 1,010,500 common shares of FGC through the sale of its royalty interest. These shares were Q3 valued at US$0.75 per share for a total consideration of US$757,875 ($953,028).  As at March 31, 2021, the holding of FGC has an unrealized loss of $11,899 and the investment represented 0.5% of the total assets of the Company. A 10% decline in the fair market value of FGC would result in an estimated increase in loss to DeFi of $95,303.

Luxor Technology Corporation (“LTC”)
LTC is building infrastructure to support the next generation of digital assets. In Q1, 2021, the Company subscribed US$100,000 ($128,060) in LTC for the rights to certain preferred shares of LTC.  The investment was valued at $628,750 at March 31, 2021 resulting in an unrealized gain of $500,690. As at March 31, 2021, the LTC investment represented 0.3% of the total assets of the Company.  A 10% decline in the fair market value of STL would result in an estimated increase in loss to DeFi of $62,875.

Medivolve Inc. (“MEDV”) (NEO: MEDV)
MEDV is a company that focuses on commercializing technologies to help transform human health management. As at March 31, 2021, the holding of MEDV has an unrealized loss of $9,350 and the investment represented 0.01% of the total assets of the Company. A 10% decline in the fair market value of MEDV would result in an estimated increase in loss to DeFi of $1,265.  Please refer to MEDV’s SEDAR profile for additional information on this company.

Sulliden (TSX: SMC)

Sulliden is a Canadian public company focused on generating value through the acquisition and development of quality mining projects in the Americas, in addition to identifying opportunities across industries for active investments.  The Company acquired additional 1.0 million shares of Sulliden during 2020.  The Company sold the entire holding of 9.1 million shares of SMC during the three months ended March 31, 2020 for gross proceeds of $737,139 realizing loss of $1,925,113.  As at March 31, 2021, the Company does not hold any investment in SMC.

Silo Wellness Inc. (CSE: SILO)
In Q2, 2017, the Company invested $50,000 for 1 million shares of SILO.  On September 20, 2019, SILO successfully completed an Initial Public Offering and commenced trading on the Canadian Securities Exchange.  The Company disposed 17,500 shares of SILO for proceeds of $1,400 realizing a gain of $525.  The investment was valued at $120,356 at March 31, 2021 resulting in an unrealized gain of $22,106 and a cumulative unrealized gain of $71,231.  As at March 31, 2021, the SILO investment represented 0.1% of the total assets of the Company.  A 10% decline in the fair market value of SILO would result in an estimated increase in loss to DeFi of $12,036.  Please refer to SILO’s SEDAR profile for additional information on this company.

Skolem Technologies Ltd. (“STL”)
STL is an Institutional DeFi trade execution platform. In Q4, 2020, the Company invested US$20,000 ($25,612) in STL for the rights to certain preferred shares of STL. The investment was valued at $25,150 at March 31, 2021 resulting in an unrealized loss of $314.  As at March 31, 2021, the STL investment represented 0.01% of the total assets of the Company.  A 10% decline in the fair market value of STL would result in an estimated increase in loss to DeFi of $2,515.

VolMEX Labs Corporation (“VLC”)
VLC is a protocol for volatility indices and non-custodial trading build on Ethereum.  During Q1, 2021, the Company invested US$30,000 ($37,809) in VLC for the rights to certain preferred shares of VLC. The investment was valued at $37,725 at March 31, 2021 resulting in an unrealized loss of $84.  As at March 31, 2021, the VLC investment represented 0.02% of the total assets of the Company.  A 10% decline in the fair market value of VLC would result in an estimated increase in loss to DeFi of $3,773.

Digital Assets
As at March 31, 2021, the Company’s digital assets consisted of the below digital currencies, with a fair value of $72,008,354. Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value is determined by taking last closing price in the range (UTC time) from www.coinmarketcap.com.

The Company’s holdings of digital assets consist of the following:

Acquisition of DeFi Holdings Inc.

On December 10, 2020, the Company acquired 49% of DeFi Holding Inc. (“DeFi Holdings”) by issuing a total of 20,000,000 common shares of the Company to the shareholders of in proportion to their pro rata shareholdings of DeFi Holdings, in exchange for a 49% interest in DeFi Holdings and on January 28, 2021, the Company acquired the remaining 51% of Defi Holdings by issuing an additional 20,000,000 common shares of the Company.  As a result of the control obtained through the acquisition of 100% of the outstanding shares of DeFi Holdings, the asset and liabilities were consolidated into the Company’s financial statements. The assets consisted primarily of intangible assets. The Company paid total consideration of $22,400,000 in consideration of 100% ownership of DeFi Holdings.

The acquisition of DeFi Holdings is being treated as an asset acquisition for accounting purposes as DeFi Holdings does not meet the definition of a business, as defined in IFRS 3, Business Combinations. The assets acquired and liabilities assumed were recorded at their estimated fair market values, which are based on management estimates.

Purchase price consideration:

Acquisition of Valour Structured Products Inc.

On February 12, 2021, the Company initially acquired 20% interest in Valour Structured Products, Inc. (“Valour”) by issuing 21,000,000 and on March 31, 2021, the Company acquired the remaining 80% interest in Valour by issuing 36,934,316 common shares of the Company. Valour is a private company incorporated in the Cayman Islands that operates as an issuer of exchange-traded certificates linked to various digital currencies and hedging thereof. As a result of the control obtained through the acquisition of 100% of the outstanding shares of Valour, the assets and liabilities were consolidated into the Company’s financial statements. The assets consisted primarily of cash, investments, digital assets and intangibles (blockchain technology and brand name). The liabilities assumed consisted of due to clients and due to ETP holders. As consideration of the acquisition, the Company issued a total of 57,934,316 common shares with an estimated fair value of $90,769,946 based on the value of the common shares on the dates the definitive agreements were signed: January 19, 2021 and March 23, 2021.

Purchase price consideration

The purchase price allocation for acquisitions reflects various fair value estimates which are subject to change within the measurement period. The primary areas of purchase price allocation that are subject to change relate to the fair values of certain tangible assets, the valuation of intangible assets acquired, and residual goodwill. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected.

Financial Results

The following is a discussion of the results of operations of the Company for the three months ended March 31, 2021 and 2020.  They should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2021 and 2020 and related notes.

Three months ended March 31, 2021 and 2020

For the three months ended March 31, 2021, the Company recorded a net loss of $6,852,296 ($0.04 per basic share) compared to loss of $(330,952) ($(0.01) per basic share) for the three months ended March 31, 2020.

The Company had a realized loss on investments of $1,925,113 during the three months ended March 31, 2021 compared to $(202,103) in the prior period.  The Company had unrealized gain of $2,594,199 on investments and $2,592,037 on digital assets. The realized loss on investments were from the sale of SMC. The unrealized gain on investments were from the increased fair market value of LTC and the gain reversal of SMC prior period loss. The realized loss in 2019 was a result of disposal of the Company’s investments in FURA and the expiry of the ART warrants offset by realized gain on the disposal of the Company’s investments in YT. The unrealized gain in 2019 was a result of gain on the Company’s investment in QSC, reversal of prior year’s losses from ART and FURA offset by decreased share price in YT and SMC during the three months ended March 31, 2020.

Management and consulting fees increased $1,182,847 during the three months ended March 31, 2021 compared to the prior period due to new management team, advisors and consultants as well as a small bonus grant in Q1 2021.

Share based payment increased $1,962,931 during the three months ended March 31, 2021 compared to the prior period due to four million stock options granted to advisors, consultants, directors and officers of the Company in Q1, 2021 compared to no stock options granted in the prior period.

Travel and promotion increased $156,333 during the three months ended March 31, 2021 compared to the prior period due to increased business activities and business development.

Accounting and legal and increased $124,598 during the three months ended March 31, 2021 compared to the prior period due to legal costs on increased business activities.

Regulatory and transfer agent costs increased $306,174 during the three months ended March 31, 2021 compared to the prior period due to listing of the Company’s shares in NEO as well as applying to list its shares on OTC Exchange.

Amortization was $201,833 during the three months ended March 31, 2021 compared to $nil in the prior period. The amortization was related to the intangible assets of DeFi Holdings.

Foreign exchange gain (loss) was $11,197 for the quarter ended March 31, 2021 compared to $(7,285) in the prior period. The gain reflects the currency fluctuations in the Company’s accounts payables denominated in US dollars, British Pounds and Euro.

During the three months ended March 31, 2021, the Company used $1,773,224 in operations of which $581,987 was used in the change of working capital, $37,809 used in purchase of investment, offset by $737,139 was provided from sales of investment.  During the comparative three months ended March 31, 2020, the Company used $4,081 in operations of which $65,000 was used in purchase of investment offset by $66,490 provided from sale of investment and $122,489 provided from the change of working capital.

During the three months ended March 31, 2021, the Company provided $3,304,203 in investing activities compared to $nil in the prior period.  The Company disposed $37,809 USDC for purchase of investments and received cash of $3,266,394 from the acquisition of its subsidiary.

During the three months ended March 31, 2021, $9,909,033 was provided from financing activities compared to $nil in the prior period.  The Company received proceeds of $9,589,450 from private placement financing, $523,695 from exercise of warrants and $105,790 from exercise of stock options and incurred $309,902 in share issue cost.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures. The Company’s financial success will be dependent upon the execution and development of its new investment strategy and business operations.  Such execution and development may take years to complete and the amount of resulting income, if any, is difficult to determine.

DeFi relies upon various sources of funds for its ongoing operating activities.  These resources include proceeds from dispositions of investments, interest and dividend income from investments and private placement financing.

On March 9, 2021, the Company closed a non-brokered private placement financing and issued 5,000,000 shares for gross proceeds of $10,000,000 at a price of $2 per common shares and paid $309,902 in finders fees and other share issue costs.

DeFi used cash of $1,773,224 in its operating activities during the year ended March 31, 2021.  Included in cash used in operations are $37,809 used in the purchase of investment, $581,987 used in the changes of working capital offset by $737,139 generated from proceeds on sale of investments. DeFi also provided $3,304,203 in investing activities and provided $9,909,033 in financing activities.

As at March 31, 2021, the Company’s sources of funds include the estimated fair value of its equity portfolio investments of $19,336,541 and digital assets of $72,008,354, cash of $11,761,687 offset by liabilities of $71,713,614.

Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates.

As at March 31, 2021, the Company had the following financial assets and liabilities denominated in foreign currencies:

At March 31, 2021, United States Dollar was converted at a rate of $1.2575 (December 31, 2020 - $1.2732) Canadian Dollars to $1.00 US Dollar. British Pounds was converted at a rate of $1.7337 (December 31, 2020 - $1.7381) Canadian Dollars to 1.00 British Pound. Euro was converted at a rate of $1.4759 (December 31, 2020 - $1.5608) Canadian Dollars to 1.00 Euro.

Capital Management

The Company considers its capital to consist of share capital, equity reserve and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;
b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while
c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and
b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the NEO Exchange which requires one of the following to be met: (i) shareholders equity of at least $2.5 million, (ii) net income from continuing operations of at least $375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least $25 million. There were no changes to the Company’s capital management during the year ended March 31, 2021.

Commitments

Management Contract Commitments

The Company is party to certain management contracts. These contracts require that additional payments of approximately $1,979,000 be made upon the occurrence of certain events such as a change of control. Minimum commitments remaining under these contracts were approximately $557,000, all due within one year.

Legal Commitments

The Company is, from time to time, involved in various claims and legal proceedings.  The Company cannot reasonably predict the likelihood or outcome of these activities.  The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.  As at March 31, 2021, no amounts have been accrued related to such matters.
A former officer of the Company has initiated a legal action seeking approximately $450,000 for fees owed plus interest.  The Company is currently defending the matter and is reviewing its options with regards to this action. The full amount of the claim has been included in accounts payable and accrued liabilities on the statement of financial position.

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters

Selected Annual Information

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

Compensation of Directors and Officers

During the year ended March 31, 2021, the Company paid or accrued $262,982 (2020 - $Nil) to directors of the Company and $249,155 (2020 - $16,500) to officers of the Company.

At March 31, 2021, the Company had $32,086 (December 31, 2020 - $2,543) owing to its current key management and $655,296 (December 31, 2020 - $655,296) owing to its former key management. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment or “due on demand”.

More detailed information regarding the compensation of officers and directors of the Company is disclosed in the management information circular and such information is incorporated by reference herein. The management information circular is available under profile of the Company on SEDAR at www.sedar.com

Related Party Transactions

The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of March 31, 2021 and December 31, 2020.

The Company has a diversified base of investors. To the Company’s knowledge, no related party holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as of March 31, 2021 (December 31, 2020 – Forbes).

During the year ended March 31, 2021, the Company entered into the following transactions in the ordinary course of business with related parties that are not subsidiaries of the Company.

•
The Company incurred $30,000 (2019 - $30,000) of expenses for its proportionate share of shared office costs with other corporations that may have common directors and officers.  The costs associated with this space are administered by 2227929 Ontario Inc.  As at March 31, 2021, the Company had a payable balance of $nil (December 31, 2020 - $$80,183) with 2227929 Ontario Inc. to cover shared expenses. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment and due on demand.  Fred Leigh, a former officer and director of the Company, is also a director of 2227929 Ontario Inc.

•	The Company incurred $30,000 (2020 - $30,000) for administration costs with Forbes & Manhattan, Inc. (“Forbes”). In August 2017, Forbes became an insider of the Company owning approximately

•
34.9%, at the time, (approximately 16.3% at December 31, 2020) outstanding shares of the Company through an acquisition of Quebec Gold royalty interests.  The Company is also part of the Forbes Group of Companies and continue to receive the benefits of such membership, including access to mining professionals, advice from Stan Bharti, the Executive Chairman of Forbes and strategic advice from the Forbes Board of Advisors. An administration fee of $10,000 per month is charged by Forbes pursuant to a consulting agreement.  During the three months ended March 31, 2021, Forbes received $75,000 bonus. As at March 31, 2021, the Company had a payable balance of $34,819 (December 31, 2020 - $22,600) with Forbes. Such amounts are unsecured, non-interest bearing, with no fixed terms of payment and due on demand. Forbes participated in the Company’s January 2021 private placement financing and subscribed an aggregate 189,900 shares for gross proceeds of $379,800.  As at March 31, 2021, Forbes ceased to be an insider of the Company.

•	Included in accounts payable and accrued liabilities were expenses of GBP 44,228 ($76,678) (December 31, 2020 - $76,872 expenses owed to Vik Pathak, a former director and officer of DeFi.

In connection with the March 2021 private placement financing, a director and officer subscribed 12,500 shares for gross proceeds of $25,000.

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

Management Change

On February 16, 2021, the Company announced the appointment of Wouter Witvoet as Chief Executive Officer of the Company. Mr. Witvoet previously was Founder and CEO at Secfi, Inc., the first platform offering financing secured by private company stock. Secfi raised two rounds of venture capital as well as a facility of US$550 million from a leading New York based hedge fund. Mr. Witvoet replaced Mr. Baizak as Chief Executive Officer of the Company.

Financial Instruments and Other Instruments

Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the statements of financial position date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrual liabilities approximate their fair values due to the short-term nature of these instruments.
ii.
Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 of the Company’s audited consolidated financial statements for the years ended December 31, 2020 and 2019.

iii.	Digital assets are carried at the amount of US dollars they can be converted into.

The following table illustrates the classification and hierarchy of the Company's financial instruments, measured at fair value in the statements of financial position as at March 31, 2021.

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the period ended March 31, 2021 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the period ended March 31, 2021 and December 31, 2020. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at March 31, 2021.

3iQ Corp. (“3iQ”)

On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour. As at March 31, 2021, the valuation of 3iQ was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2021.  As at March 31, 2021, a +/- 10% change in the fair value of 3iQ will result in a corresponding +/- $112,204 change in the carrying amount.

Brazil Potash Corp. (“BPC”)

On September 11, 2020, the Company received 404,200 common shares of BPC as consideration of selling the Company’s royalties to a non arms length party of the Company.   As at March 31, 2021, the valuation of BPC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2021.  As at March 31, 2021, a +/- 10% change in the fair value of BPC will result in a corresponding +/- $190,606 change in the carrying amount.

Flora Growth Corp. (“FGC”)

On September 11, 2020, the Company received 1,010,500 common shares of BPC as consideration of selling the Company’s royalties to a non arms length party of the Company.   As at March 31, 2021, the valuation of FGC was based on the most recent financing which is indicative of being the fair market value of the Transaction closed. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2021.  As at March 31, 2021, a +/- 10% change in the fair value of FGC will result in a corresponding +/- $95,303 change in the carrying amount.

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed US$100,000 ($128,060) to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021.  As at March 31, 2021, the valuation of LTC was based on the most recent financing which is indicative of being the fair market value.

Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2021.  As at March 31, 2021. a +/- 10% change in the fair value of STL will result in a corresponding +/- $62,875 change in the carrying amount.

Skolem Technologies Ltd. (“STL”)

On December 29, 2020, the Company invested US$20,000 ($25,612) to acquire certain rights to the preferred shares of STL.  As at March 31, 2021, the valuation of STL was based on the most recent financing which is indicative of being the fair market value of the Transaction closed. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2021.  As at March 31, 2021, a +/- 10% change in the fair value of STL will result in a corresponding +/- $2,515 change in the carrying amount.

VolMEX Labs Corporation (“VLC”)

On February 23, 2021, the Company invested US$30,000 ($37,809) to acquire certain rights to the preferred shares of VLC.  As at March 31, 2021, the valuation of VLC was based on the most recent financing which is indicative of being the fair market value. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2021.  As at March 31, 2021. a +/- 10% change in the fair value of VLC will result in a corresponding +/- $3,773 change in the carrying amount.

Outstanding Share Data

Authorized unlimited common shares without par value – 203,774,739 are issued and outstanding as at May 14, 2021.

Authorized 20,000,000 preferred shares, at 9% cumulative dividends, non-voting, non-participating, non-redeemable, non-retractable, and non-convertible – 4,500,000 are issued and outstanding as at March 31, 2021.

Stock options and convertible securities outstanding as at May 14, 2021 are as follows:

Stock Options:
12,781,100 with exercise price ranging from $0.09 to $2.90 expiring between September 29, 2021 and April 9, 2026.

Warrants:
25,578,323 with exercise price ranging from $0.05 to $0.25 expiring between June 12, 2022 and November 16, 2022.

Subsequent Events

On April 9, 2021, the Company announced its intention to commence a Normal Course Issuer Bid (“NCIB”) to buy back common shares of the Company through the facilities of Neo Exchange Inc. and/or other Canadian alternative trading platforms. Under the terms of the NCIB, the Company may, if considered advisable, purchase its Common Shares in open market transactions through the facilities of the Exchange and/or other Canadian alternative trading platforms not to exceed up to 9.7% of the public float for the Common Shares as of April 9, 2021, or 18,162,177 Common Shares, purchased in aggregate. The price that the Company will pay for the Common Shares shall be the prevailing market price at the time of purchase and all purchased Common Shares will be cancelled by the Company. In accordance with

Exchange rules, daily purchases (other than pursuant to a block purchase exception) on the Exchange under the NCIB cannot exceed 25% of the average daily trading volume on the Exchange as measured from November 9, 2020 to April 8, 2021.

On April 21, 2021, the company completed the share exchange transaction with Hive Blockchain Technologies Ltd. (“HIVE”).  Pursuant to the transaction, the Company issued 10,000,000 shares of the Company to HIVE in exchange for 4,000,000 common shares of HIVE.  No finder’s fees were paid in connection with the transaction and all securities issued under the transaction are subject to a four-month and one day statutory hold period.

On April 9, 2021, the Company granted 4,070,000 stock options to directors, officers and consultants to purchase shares of the company at an exercise price of $1.78 per share until April 9, 2026.

Subsequent to March 31, 2021, 12,500 options were exercised for gross proceeds of $1,125 and 2,600,00 warrants were exercised for gross proceeds of $650,000.

Risks and Uncertainties

The Company is exposed to a number of risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. The following outlines certain risk factors specific to the Company.  These risk factors could materially affect the Company’s future results and could cause actual events to differ materially from those described in forward–looking information relating to the Company. Please also refer to the Company’s AIF for the year ended March 31, 2021 filed on SEDAR for a full description of the Company’s risks in addition to those highlighted below.

Novel Coronavirus (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

Cryptocurreny Risks

Cybersecurity Threats and Hacks

As with any other computer code, flaws in cryptocurrency codes have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create cryptocurrencies can occur.

Regulatory Changes
As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of DeFi to continue to operate. The effect of any future regulatory change on DeFi or any cryptocurrency that DeFi may invest in is impossible to predict, but such change could be substantial and adverse to DeFi.

Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation. On August 24, 2017 and June 11, 2018, the Canadian Securities Administrators published CSA Staff Notice 46-307 – Cryptocurrency Offerings and CSA Staff Notice 46- 308 – Securities Law Implications for Offerings of Tokens, respectively, each providing guidance on whether token offerings are subject to Canadian securities laws.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the common shares of DeFi (the “Common Shares”). Such a restriction could result in DeFi liquidating its cryptocurrency investments at unfavorable prices and may adversely affect DeFi’s shareholders.

Value of Cryptocurrencies may be Subject to Momentum Pricing Risk

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of DeFi’s cryptocurrency inventory and thereby affect DeFi’s shareholders.

Cryptocurrency Exchanges and other Trading Venues are Relatively New

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past four years, a number of Bitcoin exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed Bitcoin exchanges were not compensated or made whole for the partial or complete losses of their account balances in such Bitcoin exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Banks May Cut off Banking Services to Businesses that Provide Cryptocurrency-related Services

A number of companies that provide cryptocurrency-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to cryptocurrency related companies or companies that accept cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide cryptocurrency-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of DeFi’s cryptocurrency inventory.

Impact of Geopolitical Events

Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of DeFi’s cryptocurrency investments. The possibility of large-scale purchases of cryptocurrencies in times of crisis may have a short-term positive impact on the prices of same. Future geopolitical crises may erode investors’ confidence in the stability of cryptocurrencies and may impair their price performance which would, in turn, adversely affect DeFi’s cryptocurrency inventory.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect DeFi’s operations and profitability.

Further Development and Acceptance of the Cryptographic and Algorithmic Protocols

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect DeFi’s operations. The factors affecting the further development of the industry, include, but are not limited to the following:

• continued worldwide growth in the adoption and use of cryptocurrencies;
• governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;

• changes in consumer demographics and public tastes and preferences;
• the maintenance and development of the open-source software protocol of the network;
• the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
• general economic conditions and the regulatory environment relating to digital assets; and
• negative consumer sentiment and perception of cryptocurrencies.

Acceptance of Cryptocurrency is Uncertain

Currently, there is relatively small use of cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect DeFi’s operations, investment strategies, and profitability.

As relatively new products and technologies, cryptocurrencies have not been widely adopted as a means of payment for goods and services by major retail and commercial outlets. Conversely, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short-term or long-term holding of cryptocurrencies. The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact DeFi’s operations, investment strategies, and profitability.

Risk of Loss, Theft or Destruction of Cryptocurrencies

There is a risk that some or all of DeFi’s cryptocurrencies could be lost, stolen or destroyed. If DeFi’s cryptocurrencies are lost, stolen or destroyed under circumstances rendering a party liable to DeFi, the responsible party may not have the financial resources sufficient to satisfy DeFi’s claim.

Irrevocability of Transactions

Bitcoin and most other cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. Such transactions are not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of cryptocurrencies or a theft of cryptocurrencies generally will not be reversible and DeFi may not be capable of seeking compensation for any such transfer or theft. To the extent that DeFi is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received DeFi’s cryptocurrencies through error or theft, DeFi will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. DeFi will also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

Further Development and Acceptance of the Bitcoin Network

The further development and acceptance of the Bitcoin Network and other cryptographic and algorithmic protocols governing the issuance of transactions in Bitcoins and other digital currencies, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of the Bitcoin Network may adversely affect the value of Bitcoin.

The use of digital currencies, such as Bitcoin, to, among other things, buy and sell goods and services, is part of a new and rapidly evolving industry that employs digital assets based upon a computer generated mathematical and/or cryptographic protocol. Bitcoin is a prominent, but not a unique, part of this industry. The growth of this industry in general, and the Bitcoin Network in particular, is subject to a high degree of uncertainty. Factors affecting the development of this industry, include, but are not limited to the following:

• continued worldwide growth in the adoption and use of Bitcoins and other digital currencies;
• government and quasi-government regulation of Bitcoins and other digital assets and their use, or restrictions on, or regulation of, access to and operation of the Bitcoin Network or similar digital asset systems;
• changes in consumer demographics and public tastes and preferences;
• the maintenance and development of the open-source software protocol of the Bitcoin Network or similar digital asset systems;
• the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
• general economic conditions and the regulatory environment relating to digital assets; and
• negative consumer perception of Bitcoins specifically and cryptocurrencies generally.

Potential Failure to Maintain the Bitcoin Network

The Bitcoin Network operates based on an open-source protocol maintained by the core developers of the Bitcoin Network and other contributors, largely on the GitHub resource section dedicated to Bitcoin development. As the Bitcoin Network protocol is not sold and its use does not generate revenues for its development team, the core developers are generally not compensated for maintaining and updating the Bitcoin Network protocol. Consequently, there is a lack of financial incentive for developers to maintain or develop the Bitcoin Network and the core developers may lack the resources to adequately address emerging issues with the Bitcoin Network protocol. Although the Bitcoin Network is currently supported by the core developers, there can be no guarantee that such support will continue or be sufficient in the future. To the extent that material issues arise with the Bitcoin Network protocol and the core developers and opensource contributors are unable to address the issues adequately or in a timely manner, the Bitcoin Network and an investment in the Common Shares may be adversely affected.

Potential Manipulation of Blockchain

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains control of more than 50% of the processing power dedicated to mining on the Bitcoin Network, it may be able to alter or manipulate the Blockchain on which the Bitcoin Network and most Bitcoin transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new Bitcoins or transactions using such control. The malicious actor could “double-spend” its own Bitcoins (i.e., spend the same Bitcoins in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the Bitcoin Network or the Bitcoin community did not reject the fraudulent blocks as malicious, reversing any changes made to the Blockchain may not be possible. To the extent that the Bitcoin ecosystem, including the core developers and the administrators of mining pools, do not act to ensure greater decentralization of Bitcoin mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin Network will increase.

Risk of Security Breaches

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the Bitcoin and other cryptocurrency exchange market since the launch of the Bitcoin Network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm DeFi’s business operations or result in loss of DeFi’s assets. Any breach of DeFi’s infrastructure could result in damage to DeFi’s reputation and reduce demand for the Common Shares, resulting in a reduction in the price of the Common Shares. Furthermore, DeFi believes that if its assets grow, it may become a more appealing target for security threats, such as hackers and malware.

Any security procedures implemented cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by DeFi. The security procedures and operational infrastructure of DeFi may be breached due to the actions of outside parties, error or malfeasance of an employee of DeFi or otherwise, and, as a result, an unauthorized party may obtain access to DeFi’s Bitcoin account, private keys, data or cryptocurrencies. Additionally, outside parties may attempt to fraudulently induce employees of DeFi to disclose sensitive information in order to gain access to DeFi’s infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, DeFi may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of one of DeFi’s accounts occurs, the market perception of the effectiveness of DeFi could be harmed.

Fluctuations in the Market Price of Bitcoins and Other Cryptocurrencies

The value of the Common Shares relates partially to the value of the cryptocurrencies held directly or indirectly by DeFi, and fluctuations in the price of Bitcoins and other cryptocurrencies could materially and adversely affect an investment in the Common Shares. Several factors may affect the price of cryptocurrencies, including: the total number of cryptocurrencies in existence; global cryptocurrency demand; global cryptocurrency supply; investors’ expectations with respect to the rate of inflation of fiat currencies; investors’ expectations with respect to the rate of deflation of cryptocurrencies; interest rates; currency exchange rates, including the rates at which cryptocurrencies may be exchanged for fiat currencies; fiat currency withdrawal and deposit policies of cryptocurrency exchanges and liquidity of such cryptocurrency exchanges; interruptions in service from or failures of major cryptocurrency exchanges; Cyber theft of cryptocurrencies from online wallet providers, or news of such theft from such providers or from individuals’ wallets; investment and trading activities of large investors; monetary policies of governments, trade restrictions, currency devaluations and revaluations; regulatory measures, if any, that restrict the use of cryptocurrencies as a form of payment or the purchase of cryptocurrencies; the availability and popularity of businesses that provide cryptocurrency and blockchain-related services; the maintenance and development of the open-source software protocol of the Bitcoin Network; increased competition from other forms of cryptocurrency or payments services; global or regional political, economic or financial events and situations; expectations among cryptocurrency economy participants that the value of cryptocurrencies will soon change; and fees associated with processing a cryptocurrency transaction.

Bitcoin and other cryptocurrencies have historically experienced significant intraday and long-term price volatility. If cryptocurrency markets continue to be subject to sharp fluctuations, shareholders may experience losses if they need to sell their Common Shares at a time when the price of cryptocurrencies is lower than it was when they purchased their Common Shares. In addition, investors should be aware that there is no assurance that cryptocurrencies will maintain their long term value in terms of future purchasing power or that the acceptance of cryptocurrency payments by mainstream retail merchants and commercial businesses will continue to grow.

Response to Changing Security Needs

As technological change occurs, the security threats to DeFi’s cryptocurrencies will likely adapt and previously unknown threats may emerge. DeFi’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of DeFi’s cryptocurrencies. To the extent that DeFi is unable to identify and mitigate or stop new security threats, DeFi’s cryptocurrencies may be subject to theft, loss, destruction or other attack.

Market Adoption

Currently, there is relatively small use of cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect an investment in the Common Shares. Cryptocurrencies have only recently become accepted as a means of payment for goods and services by certain major retail and commercial outlets and use of cryptocurrencies by consumers to pay such retail and commercial outlets remains limited. Conversely, a significant portion of cryptocurrencies demand is generated by speculators and investors seeking to profit from the short- or long-term holding of cryptocurrencies. A lack of expansion by cryptocurrencies into the retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in the market price of cryptocurrencies. Further, if fees increase for recording transactions in the applicable Blockchain, demand for cryptocurrencies may be reduced and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of cryptocurrencies.

Miners May Cease Operations

If the award of Bitcoins or other cryptocurrencies for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners, miners may cease expending processing power to solve blocks and confirmations of transactions on the Bitcoin Blockchain or other networks could be slowed. A reduction in the processing power expended by miners on the applicable blockchain network could increase the likelihood of a malicious actor or botnet obtaining control.

Risks Related to Insurance

DeFi intends to insure its operations in accordance with technology industry practice. However, given the novelty of cryptocurrency mining and associated businesses, such insurance may not be available, may be uneconomical for DeFi, or the nature or level may be insufficient to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on DeFi.

Cyber Security Risk

Cyber incidents can result from deliberate attacks or unintentional events, and may arise from internal sources (e.g., employees, contractors, service providers, suppliers and operational risks) or external sources (e.g., nation states, terrorists, hacktivists, competitors and acts of nature). Cyber incidents include, but are not limited to, unauthorized access to information systems and data (e.g., through hacking or malicious software) for purposes of misappropriating or corrupting data or causing operational disruption. Cyber incidents also may be caused in a manner that does not require unauthorized access, such as causing denial-of-service attacks on websites (e.g., efforts to make network services unavailable to intended users).

A cyber incident that affects DeFi or its service providers might cause disruptions and adversely affect their respective business operations and might also result in violations of applicable law (e.g., personal information protection laws), each of which might result in potentially significant financial losses and liabilities, regulatory fines and penalties, reputational harm, and reimbursement and other compensation costs. In addition, substantial costs might be incurred to investigate, remediate and prevent cyber incidents.

General Company Risk

Portfolio Exposure and Sensitivity to Political and Macro-Economic Conditions

Given the nature of the Company’s current and proposed investment activities, the results of operations and financial condition of the Company will be dependent upon the market value of the securities that will comprise the Company’s investment portfolio. Market value can be reflective of the actual or anticipated operating results of companies in the portfolio and/or the general market conditions that affect a particular sector. Various factors affecting a sector could have a negative impact on the Company’s portfolio of investments and thereby have an adverse effect on its business. Additionally, the Company may invest in small-cap businesses that may never mature or generate adequate returns or may require a number of years to do so. This may create an irregular pattern in the Company’s investment gains and revenues (if any).

Macro factors such as fluctuations in commodity prices and global political and economic conditions could also negatively affect the Company’s portfolio of investments. The Company may be adversely affected by the falling share prices of the securities of investee companies; as such, share prices may directly and negatively affect the estimated value of the Company’s portfolio of investments. Moreover, company-specific risks could have an adverse effect on one or more of the investments that may comprise the portfolio at any point in time. Company-specific and industry specific risks that may materially adversely affect the Company’s investment portfolio may have a materially adverse impact on operating results. The factors affecting current macro-economic conditions are beyond the control of the Company.

Cash Flow, and Revenue and Liquidity

The Company’s revenue and cash flow is generated primarily from financing activities, dividends and/or royalty payments on investments and proceeds from the disposition of investments. The availability of these sources of income and the amounts generated from these sources are dependent upon various factors, many of which are outside of the Company’s direct control. The Company’s liquidity and operating results may be adversely affected if its access to capital markets is hindered, whether as a result of a downturn in market conditions generally or to matters specific to the Company, or if the value of its investments decline, resulting in losses upon disposition.

Private Issuers and Illiquid Securities

The Company may invest in securities of private issuers, illiquid securities of public issuers and publicly traded securities that have low trading volumes. The value of these investments may be affected by factors such as investor demand, resale restrictions, general market trends and regulatory restrictions. Fluctuation in the market value of such investments may occur for a number of reasons beyond the control of the Company and there is no assurance that an adequate market will exist for investments made by the Company. Many of the investments made by the Company may be relatively illiquid and may decline in price if a significant number of such investments are offered for sale by the Company or other investors.

Trading Price of the Common Shares Relative to Net Asset Value

The Company is neither a mutual fund nor an investment fund and, due to the nature of its business and investment strategy and the composition of its investment portfolio, the market price of the Common Shares, at any time, may vary significantly from the Company’s net asset value per Common Share. This risk is separate and distinct from the risk that the market price of the Common Shares may decrease.

Concentration of Investments

Other than as described in the Company’s filings under its profile on SEDAR, there are no restrictions on the proportion of the Company’s funds and no limit on the amount of funds that may be allocated to any particular investment. The Company may participate in a limited number of investments and, as a consequence, its financial results may be substantially adversely affected by the unfavourable performance of a single investment. Completion of one or more investments may result in a highly concentrated investment in a particular company, commodity or geographic area, resulting in the performance of the Company depending significantly on the performance of such company, commodity or geographic area.

The Company’s current portfolio of assets is highly concentrated in mining company equities which operate in developing countries.  Investments in such equities are subject to significant risks inherent to the mining industry and conducting business in developing countries, which may be subject to additional risks, such as significant social unrest, corruption, criminality, terrorism, acts of war, expropriation, and the absence of the rule of law. Mining industry stocks have been known to be highly volatile and subject to significant fluctuations.  In addition, the Company is looking to diversify and focus its investment activities in the technology sector and green and renewable energy sectors. There is no assurance the Company will be successful in its diversification efforts. These industries are also subject to significant fluctuations and uncertainties. In the event the Company’s investment become concentrated in any such sectors, it will be subject to the risks inherent to such sectors.

Available Opportunities and Competition for Investments

The success of the Company’s operations will depend upon, among other things: (a) the availability of appropriate investment opportunities; (b) the Company’s ability to identify, select, acquire, grow and exit those investments; and (c) the Company’s ability to generate funds for future investments. The Company can expect to encounter competition from other entities having similar investment objectives, including institutional investors and strategic investors. These groups may compete for the same investments as the Company, will have a longer operating history and may be better capitalized, have more personnel and have different return targets. As a result, the Company may not be able to compete successfully for investments. In addition, competition for investments may lead to the price of such investments increasing, which may further limit the Company’s ability to generate desired returns. There can be no assurance that there will be a sufficient number of suitable investment opportunities available to invest in or that such investments can be made within a reasonable period of time. There can also be no assurance that the Company will be able to identify suitable investment opportunities, acquire them at a reasonable cost or achieve an appropriate rate of return. Identifying attractive opportunities is difficult, highly competitive and involves a high degree of uncertainty. Potential returns from investments will be diminished to the extent that the Company is unable to find and make a sufficient number of investments. These competitors may limit the Company’s opportunities to acquire interests in investments that are attractive to the Company. The Company may be required to invest otherwise than in accordance with its investment policy and strategy in order to meet its investment objectives. If the Company is required to invest other than in accordance with its investment policy and strategy, its ability to achieve its desired rates of return on its investments may be adversely affected.

Share Prices of Investments

Investments in securities of public companies are subject to volatility in the share prices of such companies. There can be no assurance that an active trading market for any of the subject shares comprising the Company’s investment portfolio is sustainable. The trading prices of such subject shares could be subject to wide fluctuations in response to various factors beyond the Company’s control, including, but not limited to, quarterly variations in the subject companies’ results of operations, changes in earnings, results of exploration and development activities, estimates by analysts, conditions in the resource industry and general market or economic conditions. In recent years, equity markets have experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on market prices, often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the market price of the Company’s investments

Dependence on Management, Directors and Investment Committee

The Company is dependent upon the efforts, skill and business contacts of key members of management and the Board for, among other things, the information and deal flow they generate during the normal course of their activities and the synergies that exist amongst their various fields of expertise and knowledge. Accordingly, the Company’s success may depend upon the continued service of these individuals to the Company. The loss of the services of any of these individuals could have a material adverse effect on the Company’s revenues, net income and cash flows and could harm its ability to maintain or grow assets and raise funds.

From time to time, the Company will also need to identify and retain additional skilled management to efficiently operate its business. Recruiting and retaining qualified personnel is critical to the Company’s success and there can be no assurance of its ability to attract and retain such personnel. If the Company is not successful in attracting and training qualified personnel, the Company’s ability to execute its business model and growth strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition.

Additional Financing Requirements

The Company may have ongoing requirements for funds to support its growth and may seek to obtain additional funds for these purposes through public or private equity, or debt financing. There are no assurances that additional funding will be available at all, on acceptable terms or at an acceptable level.

Any limitations on the Company’s ability to access the capital markets for additional funds could have a material adverse effect on its ability grow its investment portfolio.

No Guaranteed Return

There is no guarantee that an investment in the securities of the Company will earn any positive return in the short-term or long-term. The task of identifying investment opportunities, monitoring such investments and realizing a significant return is difficult. Many organizations operated by persons of competence and integrity have been unable to make, manage and realize a return on such investments successfully. The past performance of management of the Company provides no assurance of its future success.

Potential Conflicts of Interest

Certain of the directors and officers of the Company are or may, from time to time, be involved in other financial investments and professional activities that may on occasion cause a conflict of interest with their duties to the Company. These include serving as directors, officers, advisors or agents of other public and private companies, including companies involved in similar businesses to the Company or companies in which the Company may invest, managing of investment funds, purchases and sales of securities and investment and management counselling for other clients. Such conflicts of the Company’s directors and officers may result in a material and adverse effect on the Company’s results of operations and financial condition.

Due Diligence

The due diligence process undertaken by the Company in connection with investments may not reveal all facts that may be relevant in connection with an investment. Before making investments, the Company will conduct due diligence that it deems reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, the Company may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence and making an assessment regarding an investment, the Company will rely on resources available, including information provided by the target of the investment and, in some circumstances, third-party investigations. The due diligence investigation that is carried out with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

Conflicts of Interest

Certain of the Company’s directors and officers serve or may agree to serve as directors or officers of other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of DeFi may have a conflict of interest in negotiating and concluding terms respecting such participation.

The Company has no restrictions with respect to investing in companies or other entities in which a member of the Company’s management or Board may already have an interest or involvement. However, prior to the Company making an investment, all members of senior management and the Board shall be obligated to disclose any such other interest or involvement. In the event that a conflict is determined to exist, the Company may only proceed after receiving approval from disinterested members of the Board.

The Company is also subject to the “non arm’s length” transaction policies of the TSX Venture Exchange, which mandates disinterested shareholder approval for certain transactions.

The management and directors of the Company may be involved in other activities which may on occasion cause a conflict of interest with his or her duties to the Company. These include serving as directors, officers, promoters, advisors or agents of other public and private companies, including of companies in which the Company  may invest, or being shareholders or having an involvement or financial interest in one or more shareholders of existing or prospective investee companies of the Company. The management and directors of the Company  may also engage from time to time in transactions with the Company  where any one or more of such persons is acting in his or her capacity as financial or other advisor, broker, intermediary, principal or counterparty.

The management and directors of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunities and requiring disclosure of conflicts of interest, and the Company will rely upon such laws in respect of any conflict of interest. Further, to the extent that management or directors of the Company engage in any transactions with the Company, such transactions will be carried out on customary and arm’s length commercial terms.

Non-controlling Interests

The Company’s investments include equity securities of companies that it does not control. Such instruments and securities may be acquired through trading activities or through purchases of securities from the issuer. These investments are subject to the risk that the company in which the investment is made may make business, financial or management decisions with which DeFi does not agree or that the majority stakeholders or the management of the investee Company may take risks or otherwise act in a manner that does not serve the Company’s interests. If any of the foregoing was to occur, the values of the Company’s investments could decrease and its financial condition, results of operations and cash flow could suffer as a result.

Litigation

DeFi has entered into legally binding agreements with various third parties on a consulting basis.  The interpretation of the rights and obligations that arise from such agreements is open to interpretation and DeFi may disagree with the position taken by the various other parties resulting in a dispute that could potentially initiate litigation and cause DeFi to incur legal costs in the future. Given the speculative and unpredictable nature of litigation, the outcome of any such disputes could have a material adverse effect on DeFi.

Multilateral Instrument 52-109 Disclosure

Evaluation of disclosure controls and procedures

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation, and that such information is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosures.

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded, based on our evaluation that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal controls over financial reporting

The CEO and CFO, together with other members of Management, have designed internal controls over financial reporting based on the Internal Control–Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO - 1992). These controls are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual audited financial statements in accordance with IFRS.

We have not identified any changes to our internal control over financial reporting which would materially affect, or is reasonably likely to materially affect, our internal control over financial reporting.

The CEO and CFO, together with other members of Management, have evaluated the effectiveness of internal controls over financial reporting as defined by National Instrument 52-109, and have concluded, based on our evaluation that they are operating effectively as at March 31, 2021.

Significant Accounting Policies

The Company’s significant accounting policies can be found in Note 2 of its annual audited financial statements for the years ended December 31, 2020 and 2019

Future accounting change

IFRS 10 – Consolidated Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined; however, early adoption is permitted.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

IFRS 3 – Business Combinations (“IFRS 3”) was amended. The amendments introduce new exceptions to the recognition and measurement principles in IFRS 3 to ensure that the update in references to the revised conceptual framework does not change which assets and liabilities qualify for recognition in a business combination. An acquirer should apply the definition of a liability in IAS 37 – rather than the definition in the Conceptual Framework – to determine whether a present obligation exists at the acquisition date as a result of past events. For a levy in the scope of IFRIC 21, the acquirer should apply the criteria in IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date. In addition, the amendments clarify that the acquirer should not recognize a contingent asset at the acquisition date. The amendments are effective for annual periods beginning on January 1, 2022.

Critical Accounting Estimates and Assumptions

The preparation of the Company’s Consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the Consolidated financial statements are as follows:

Accounting for Digital Assets
The IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies.  The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss.

Digital currencies consist of cryptocurrency denominated assets (see Note 6) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair value is determined by taking the last closing price in the range (UTC time) from www.coinmarketcap.com.

Fair value of financial derivatives
Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants and options are valued at intrinsic value.

Fair value of investment in securities not quoted in an active market or private company investments
Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values.

Share-based payments
The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

Business combination
Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity.